HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Donald T. Trinen
_____

Will Hart

Email: harttrinen@aol.com
Facsimile: (303) 839-5414

_____

(303) 839-0061

May 26, 2011

Larry Spirgel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> Re: DNA Brands, Inc.
>   Registration Statement on Form S-1
>   File No. 333-171177

This office acts as special counsel to DNA Brands, Inc. (the "Company"). Your letter of May 6, 2011 to the Company has been referred to us for our review and response. With respect to comment #1, you indicated that you could not agree with the Company's response in its letter dated April 20, 2011. Unfortunately, we do not agree with your bizarre interpretation of the Securities Act of 1933.

Let's analyze your comment #1 sentence by sentence.

1.   "We view the issuance of 31,250,000 shares of your company to the 241 shareholders of DNA Beverage Corporation to be an indirect primary offering."

An offering to who? How can there be an "offering" when the shareholders of DNA Beverage will not pay anything for the shares in DNA Brands? The shareholders of DNA Beverage are not required to relinquish any of their shares in DNA Beverage in order to receive the distribution of the shares of DNA Brands.

2.   "We note your predecessor, Famous Products, Inc., was a shell company at the time of the merger."

First, there was never a merger between DNA Beverage and DNA Brands.

Second, although Famous Products may have been a shell at the time it acquired the assets of DNA Beverage, when DNA Brands acquired these assets it ceased being a shell. The date that a company ceases being a shell has nothing to do with the date the company files an 8-K report indicating the termination of shell company status. DNA Brands has not been a shell for the past ten months.

Third, in our prior telephone conversation, and for some inexplicable reason, you put great emphasis on the Division's January 21, 2000 letter to Ken Worm and Release 33-8869. Both the Worm letter and Release 33-8869 deal with Rule 144. Rule 144 only applies to the resale of restricted securities. Rule 144 has no application in this case since the shares to be distributed will be registered.

3.   "We also note that the purpose of the registered distribution of the shares to your existing shareholders is to facilitate a public market in your company's securities."

In our prior telephone conversation regarding this matter, we noted that the purpose of any IPO is to facilitate a market in a corporation's securities since, without a public market, an issuer would not find many investors for its IPO. In response, you stated that DNA Brands was a shell. We then asked what was the difference with an IPO conducted by a SPAC since a SPAC at the time of the offering is usually also a shell. In response you indicated that SPACs are firmly underwritten and trade on exchanges.

Really?

We told you we knew of no requirement that an IPO by a SPAC be firmly underwritten or that the shares of the SPAC trade on an exchange. The reason we know of no such requirements is that no such requirements exist.

Further a public market already exists in the securities of DNA Brands. During the past two months over 750,000 shares of DNA Brands traded at prices ranging between $0.52 and $1.17 per share. How does the distribution of the shares of DNA Brands facilitate a public market when a public market already exists? If anything, the distribution of the 31,250,000 shares may hurt the market for the shares of DNA Brands since the size of the public float will increase dramatically.

Any public offering is designed, one way or another, to facilitate a market in an issuer's securities.

4.   "Therefore, we continue to believe that the registration statement must also register the resale of shares by your shareholders, and all your shareholders who receive shares in the distribution must be identified as underwriters."

Someone is not an underwriter because you say they are an underwriter. Someone is not an underwriter because DNA Brands says they are an underwriter. An underwriter is one who acquires shares from an issuer or an affiliate of an issuer, with a view to distribution. As provided in Regulation M, there must be the presence of special selling efforts and special selling methods for a distribution to occur. How do you know that any shareholder of DNA Beverage plans to sell all or a significant portion of their shares of DNA Brands that they will receive in the distribution? In your view of the world, how long must a shareholder of DNA Beverage hold the shares of DNA Brands before they are not an underwriter?

5. "In this regard, we refer you to Compliance Disclosure & Interpretation 612.15 which can be found on the internet at http://www.sec.gov/divisions/corpfin/guidance/securities actrules-interps.htm."

Your reference to Compliance and Disclosure Interpretation 612.15 is misguided. The first sentence of CDI 612.15 provides:

> "A company with minimal operations (parent company) and about 750 shareholders intended to create a subsidiary with no significant operations and spin it off to its shareholders, immediately after which the subsidiary would merge with a private operating company that has about 20 shareholders."

First, DNA Beverage did not "create" a subsidiary. DNA Beverage acquired the shares of DNA Brands in exchange for all of the assets of DNA Beverage. Second, DNA Brands is not now, and for the past ten months has not been, a company with "no significant operations". Third, after the "spin off" of the shares of DNA Brands, DNA Brands has no intention of combining with a private company in what is commonly known as a reverse takeover.

Insofar as the "authority" of Compliance and Disclosure Interpretations are concerned, the preamble to these interpretations states, in part, the following:

> "The interpretations presented below reflect the views of the staff of the Division of Corporation Finance. They are not rules, regulations, or statements of the Commission. Further, the Commission has neither approved nor disapproved these interpretations.

> These positions do not necessarily contain a discussion of all material considerations necessary to reach the conclusions stated, and they are not binding due to their highly informal nature."

You would be well advised to read:

- the court's October 24, 2007 order in the case of *SEC v. Mangan* (U.S. District Court for the Western Division of North Carolina, 3:06 CV 531); and

- the court's January 2, 2008 opinion and order in the case of *SEC vs. Buchanon Lyon, et al.* (U.S. District Court for the Southern District of New York, 06 CIV. 14 338).

As mentioned previously, the Securities Act of 1933 is involved with transactions. In the case of the spinoff of DNA Brands by DNA Beverage, two transactions are involved. The first is the distribution of the shares themselves, and the second is the resale of these shares. DNA Brands is responsible for the distribution of the shares. DNA Brands is not responsible for the manner in which the shares are resold.

If you believe that the resale of the shares distributed by DNA Brands will be in violation of the 1933 Act, then you can take that up with the shareholders who will receive the shares, all 241 of them.

Very Truly Yours,

HART & TRINEN, L.L.P.

By

William T. Hart

WTH:tg
DNA letter SEC Spirgel re S-1 Amd #3 comments 5-24-11